UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HCSB Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

40413R 107

(CUSIP Number)

Lisa Tamburini

Legal Counsel and Chief Compliance Officer

RMB Capital Management LLC

115 S. LaSalle, 34th Floor

Chicago, IL 60603

(312) 870-5685

With a copy to:

David M. Matteson

Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606

(312) 569-1145

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐. (see explanatory note).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: RMB Capital Management LLC 59-3792751
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 35,968,163(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 35,968,163(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,968,163(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%
14	TYPE OF REPORTING PERSON: IA

(1)	Represents 35,968,163 shares of the Issuer’s common stock, $0.01 par value per share (“Common Stock”), beneficially owned directly by Mendon Capital Master Fund, Ltd. (“MCMF”).

CUSIP No. 040413R 107	13D/A

1	NAMES OF REPORTING PERSONS: Mendon Capital Master Fund Ltd. 98-1165011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 35,968,163(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 35,968,163(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,968,163(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%
14	TYPE OF REPORTING PERSON: IA

(1)	Represents 35,968,163 shares of the Issuer’s Common Stock, beneficially owned directly by RMB Capital Management LLC.

CUSIP No. 040413R 107	13D/A

1	NAMES OF REPORTING PERSONS: RMB Mendon Managers LLC 45-5170846
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 35,968,163(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 35,968,163(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,968,163(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%
14	TYPE OF REPORTING PERSON: IA

(1)	Represents 35,968,163 shares of the Issuer’s Common Stock, beneficially owned directly by RMB Mendon Managers LLC.

CUSIP No. 040413R 107	13D/A

1	NAMES OF REPORTING PERSONS: RMB Capital Holdings LLC 45-2624924
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 35,968,163(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 35,968,163(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,968,163(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%
14	TYPE OF REPORTING PERSON: IA

(1)	Represents 35,968,163 shares of the Issuer’s Common Stock, beneficially owned directly by RMB Capital Holdings LLC.

CUSIP No. 040413R 107	13D/A

1	NAMES OF REPORTING PERSONS: Mendon Capital Advisors Corp. 13-3894706
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 35,968,163(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 35,968,163(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,968,163(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%
14	TYPE OF REPORTING PERSON: IA

(1)	Represents 35,968,163 shares of the Issuer’s Common Stock, beneficially owned directly by Mendon Capital Advisors Corp.

CUSIP No. 040413R 107	13D/A

This Amendment No. 1 (this “Amendment”) supplements and amends the Schedule 13D originally filed on April 20, 2016 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of HCSB Financial Corporation., a South Carolina corporation (the “Issuer” or “Company”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented to note that on August 23, 2016, the Company obtained the shareholder approval described in the second paragraph of Item 4. As a result, the 40,318.37 shares of the Company’s Series A Preferred Stock owned by MCMF, which were previously convertible into 4,031,837 shares of the Company’s Common Stock at the option of MCMF, were automatically converted into shares of the Company’s Non-Voting Common Stock. As a result, the number of shares of the Company’s Common Stock beneficially owned by the Reporting Persons decreased by 4,031,837.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, and 6 is incorporated by reference herein.

(a)(b) The Reporting Persons collectively beneficially own 35,968,163 shares of Common Stock in the aggregate, representing approximately 9.5% of the outstanding Common Stock. The shares of Common Stock beneficially owned by the group are held by MCMF. By virtue of their affiliation with or control of MCMF, RMB Holdings, RMB Capital, MCA and RMB Mendon may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Common Stock beneficially owned by MCMF.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 040413R 107	13D/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2017	RMB CAPITAL MANAGEMENT LLC

By: RMB Capital Holdings, LLC
Its: Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

RMB CAPITAL HOLDINGS LLC

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

RMB MENDON MANAGERS LLC

By: RMB Capital Management, LLC
Its: Manager

By: RMB Capital Holdings, LLC
Its: Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

MENDON CAPITAL MASTER FUND LTD.

By: RMB Capital Management LLC
Its: Investment Sub-Advisor

By: RMB Capital Holdings, LLC
Its: Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

MENDON CAPITAL ADVISORS CORP

	By:	/s/ Anton Schutz
	Name:	Anton Schutz
	Title:	President

[Signature Page to 13D/A]